SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES 20% FLIGHT CUTS AT DUBLIN AIRPORT FOR WINTER 2009

Ryanair, the World’s favourite airline, today (30 July 09) announced 20% flight cuts at its Dublin base for the coming winter schedule (09/10). Compared to winter 2008/09, when Ryanair based 18 aircraft, and operated 1,200 weekly flights, Ryanair’s Dublin schedule this winter will be cut by 22% to 14 based aircraft with 20% fewer flights at less than 1,000 each week. Ryanair estimates that its Dublin traffic this winter will decline by a further 250,000 passengers compared to last winter’s figures, as Dublin Airport loses over 2m passengers overall in 2009.

Ryanair’s decision to cut based aircraft flights at Dublin Airport is for the following reasons:

a)	Dublin is one of Ryanair’s two most expensive base airports (Stansted is the other).

b)	Costs at the DAA monopoly continue to increase at above inflation rates.

c)	The Aviation Regulator continues to rubber stamp unjustified Dublin Airport cost increases while costs at most other UK and European airports are falling.

d)	The Irish Govts €10 tourist tax makes Ireland an uncompetitive tourist destination at a time when other European Governments have scrapped their tourist taxes.

e)	Traffic at Dublin airport is collapsing (down 11% or 1m fewer pax in the first half of 2009) under the weight of these high airport fees and this stupid tourist tax.

The fact that the DAA monopoly are proposing further price increases at a time when most other UK and European airports are reducing their prices, highlights the damage being done to Irish aviation and tourism by this high cost, inefficient, badly run airport monopoly. Ryanair has repeatedly called on the Government to scrap the €10 tourist tax which has had an equally devastating impact on Irish tourism. Ireland cannot grow tourism by taxing tourists. The Belgian and Dutch Governments have recently scrapped their tourist taxes, and the Spanish and Greek Governments have reduced their airport fees in some cases to zero this winter in order to reverse traffic declines.

Ryanair’s Michael O’Leary said today:

“In winter 2007 Ryanair had 22 aircraft based at Dublin Airport. Last year we reduced this by 20% to 18 aircraft and this year we’re cutting it by a further 20% to just 14 aircraft. The high and rising costs at Dublin Airport, combined with an insanely stupid €10 tourist tax, are devastating tourism here in Ireland. These cuts come just one day after Ryanair announced 39 new routes to the Canaries this Winter where the Spanish Government has reduced airport fees to zero. Last week Ryanair announced 11 new routes to Oslo airports this winter where again airport fees have been substantially reduced.

“The response of the Government owned DAA monopoly to this 11% traffic collapse is to seek yet further price increases! The incompetent Irish Aviation Regulator has already proposed that Dublin airport charges for 2010 onwards will be “18% higher” than they would be if the DAA’s traffic was not declining. Sadly the DAA gets rewarded by the regulator with price increases for its abject failure to grow and stimulate traffic.

“The Irish Government has compounded this tourism collapse by inflicting an insanely stupid €10 tourist tax on passengers at Irish airports at a time when the Belgian and Dutch Governments have scrapped their tourist taxes and the Spanish and Greek Governments have reduced their airport fees, in some cases to zero. Ryanair again calls on the Irish Government to scrap this stupid €10 tourist tax before even further damage is done to Irish tourism this winter”.

Ends.                                                            Thursday, 30th July 2009

For further information:

Stephen McNamara                                    Pauline McAlester
Ryanair                                                        Murray Consultants

Tel: 00 353 1 812 1271                              Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  30 July 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary